

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

James Leffew
Chief Executive Officer
Forza X1, Inc.
3101 S. US-1
Ft. Pierce, Florida 34982

> **Re: Forza X1, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 10, 2023**
> **File No. 333-274925**

Dear James Leffew:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed October 10, 2023

General

1. We note that you have not specifically incorporated by reference the Form 8-K filed on October 6, 2023. Please amend to incorporate this Form 8-K by reference or tell us why you are not required to do so.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing